LEVY & BOONSHOFT, P.C.
ATTORNEYS AT LAW
477 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 751-1414
FACSIMILE: (212) 751-6943

September 27, 2007

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C.  20549
Attn: Mark P. Shuman, Esq., Branch Chief - Legal

Re:	EnterConnect, Inc.
Registration Statement on Form SB-2
Filed August 15, 2007
File Number 333-145487

Dear Mr. Shuman:

Please be advised that this firm is special securities counsel to EnterConnect Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing provided in your letter dated September 11, 2007 (the “Comment Letter”).  In response to these comments, the Issuer has caused to be filed Amendment No. 1 to the Form SB-2, a redlined version of which is enclosed with the original of this letter.  The purpose of this correspondence is to illustrate these changes to the Commission and provide explanation, where necessary.  Amended excerpts inserted in this correspondence have been underscored to show changes.  Our responses follow the text of each comment reproduced consecutively for your convenience.

Form SB-2
Cover Page

1.
Please see Item 501(a)(8) of Regulation S-B regarding the disclosure of offering information on the Cover Page of the Prospectus.  Please include the $1.00 per share initial price as specified in the first paragraph under “Selling Security Holders” on page 9.

The cover page has been revised to state:

(1)           Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) and Rule 457(g) under the Securities Act of 1933.  The shares of common stock being registered are offered by certain shareholders of EnterConnect Inc. based upon the conversion price of $1.00 per share of common stock of EnterConnect Inc.’s 10% Series A Convertible Debentures.

Prospectus Summary, page 1
The Offering, page 1

2.	If true, please revise the first sentence of this paragraph to state that the shares are being offered by selling security holders and not by EnterConnect.

The first sentence of this paragraph was revised to state:

This prospectus relates to the offer by EnterConnect Inc.’s selling shareholders of 4,887,112 shares of our common stock at $1.00 per share.

Additionally, the second sentence of the last paragraph of the cover page was revised to state:

The Selling Shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.

Selling Security Holders, page 9

3.
Please fully describe all material arrangements or transactions with the selling security holders during the past three years, including the transactions in which the selling security holders received or will receive the shares now being offered.  This disclosure should include but not be limited to the dates of each transaction, the identities of the individuals involved, the material terms of each transaction, and the nature of any ongoing rights or obligations under agreements between the company and each selling security holder.  To the extent the 26,191,928 shares held by the selling security holders were acquired within the past three years, explain the events that led to the issuance of those securities.  To the extent these issuances were the result of varying transactions, provide appropriate details regarding each distinct transaction.

5.	Please confirm, if true, that there are no broker-dealers or affiliates of broker-dealers among the selling stockholders.

6.
Please disclose the identities of the natural persons holding the voting and/or investment power over the shares held by each legal entity that is listed as a selling shareholder.  For example, this information should be added with respect to Global Media Fund, Inc., Kashyyk Capital LLC, and Worldwide Gateway Limited.  See CF Telephone Interpretation I.60, and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement.

The Selling Security Holders section has been revised as follows:

SELLING SECURITY HOLDERS

This prospectus will also be used for the offering of shares of our common stock owned by selling security holders. The selling security holders may offer for sale up to 4,887,112 of the 26,191,928 shares of our common stock issued to them. Selling security holders and Affiliates may sell their shares at $1.00 per share during the duration of this offering. Non-affiliates may sell their shares at $1.00 until our securities become quoted on a securities exchange and thereafter at market prices or in negotiated private transactions. We will not receive any proceeds from such sales. The resale of the securities by the selling security holder is subject to the prospectus delivery and other requirements of the Securities Act. All selling security holders have been advised to notify any purchaser of their shares that none of the proceeds from the sale of their stock will go to the Company. All expenses of this offering are being paid for by us on behalf of selling security holders.

Unless otherwise stated in the table below, to our knowledge, no selling security holder, nor any affiliate of such security holder has held any position or office with, or has had any material relationship with us during the three years prior to this prospectus.  To our knowledge, no selling security holder nor any affiliate of such security holder is a broker-dealer or an affiliate of a broker-dealer.

Since its inception on November 13, 2006, EnterConnect has entered into the following material arrangements with the selling security holders (numerical citations coincide with the notations set forth in the table below):

(1)  From November 16, 2006 to February 28, 2007, the Company conducted a private placement of its securities. These shares were exempt from registration pursuant to Regulation D of the Securities Act of 1933.  The Company sold 211,273.2 10% Series A Convertible Debentures and 1,267,641 Class A Warrants in the offering.  The debentures were subsequently converted to 2,112,732 shares of Common Stock and issued to the following shareholders.  The only ongoing rights of such holders are the numbers of shares of common stock and warrants held by such holders as indicated in the table below:

(2)  Received by grant from Private Capital Group, LLC., EnterConnect's co-founder.

(3)  On June 29, 2007, the Company entered into Release and Settlement Agreements with certain of its key employees.  The Company issued 3,375,816 shares of Common Stock in consideration of the employees releasing the Company from any and all claims, contracts, liabilities and suits.

(4)  On June 19, 2007, the Company entered into a Memorandum of Understanding with Global Media Fund, Inc. (“Global”) whereby Global agreed to distribute newspaper features, radio features and other marketing media with an agreed-upon value of $2,000,000 for 1,000,000 shares of the Company’s Common Stock.  The Company agreed that if the market value of these shares is below $700,000, the Company must issue Global an additional number of shares to equal $1,000,000 or Global has the right to terminate the Agreement.

(5)  On November 13, 2006, the Company issued 9,000,000 shares of common stock to each of its founders, Sam Jankovich and Private Capital Group, LLC.

The following table sets forth information on our selling security shareholders.

Selling Security Holders

Name of Security Holder	Shares beneficially owned as of the date of this prospectus	Percent owner as of the date of this prospectus	Maximum number of shares to be sold pursuant to this prospectus	Percent owned after the primary offering is complete	Warrants Owned After the Primary Offering is complete	Position, officer or other material relationship to the company since inception
Adams, Madeline Gayle(1) 134 Canteen Canyon Lake, Texas 78133	92,960.35%		92,960	0%	24,300
Barksdale Living Trust(1) Gerald Leonard Barksdale 3365 SW 123rd Avenue Beaverton, Oregon 97005	107,781.41%		107,781	0%	60,000
Becker, Robert(1) 2742 Pinecrest Drive, S.E Southport, N.C. 28461	107,781.41%		107,781	0%	60,000
Bernstein, Andrew(2) 5340 S. Boston Street Greenwood Village, CO 80111	50,000.19%		50,000	0%	0
Cahn, Marc S.(1) 1496 Tamarack Avenue Boulder, Colorado 80304	76,870.29%		76,870	0%	0
Cerneka, Lore(1) 14432 Adelta Drive Lamirada, California 90638	103,890.39%		103,890	0%	30,000
Cheeseman, Valerie(1) 330 North 900 West #H Cedar City, Utah 84720	130,069.50%		130,069	0%	46,800
Comerford, John(1) 120 Spyglass Lane Fayetteville, N.Y. 13066	107,781.41%		107,781	0%	60,000
Crawford, Veronne J., Trustee(1) Veronne J. Crawford Trust 4800 Wildcat Run Springfield, Illinois 62711	155,315.59%		155,315	0%	60,000
Dudziak, Norman A., Jr.(1) 32 Washington Road Berington, Rhode Island 02806	126,945.49%		126,945	0%	15,000
Eigel, Christopher J.(1) 595 Glendale Drive Glenview, Illinois 60025	157,781.60%		157,781	0%	60,000

Ernest, Richard B.(1) 1825 Second Street Pike Richboro, PA 18954	32,334.12%		32,334	0%	18,000
Foester, Judith E.(1) 5 Pilot Avenue West Milford, NJ 07480-4819	53,041.20%		53,041	0%	30,000
Forrest, Julianne(2) c/o1500 Broadway, Suite 2003 New York, New York 10036	100,000.38%		100,000	0%	0
Galland, Dean(3) 18713 Metler Court Saratoga, CA 95070	2,109,400	8.1%	0	8.1%	0	Chief Financial and Operating Officer
Global Media Fund, Inc.(4)(6) P.O. Box 78 Mt. Sinai, New York 11766	1,000,000	3.8%	1,000,000	0%	0
Groetsch, Brian L., Sr.(1) 980 Greenwood Court South Sanibel, Florida 33557	153,890.59%		153,890	0%	30,000
Hederich, Dianne K.(1) (Millennium Trust Co. Cust. FBO) 39 East 12th Street, Suite 301 New York, New York 10003	36,631.14%		36,631	0%	20,869.2
Hedge, Santosh(3) 2701 Thrush Court San Jose, CA 95125	421,293	1.6%	0	1.6%	0
Hoffman, Marilyn(1) 525 East 86th Street New York, New York 10028	26,836.10%		26,836	0%	15,000
Jankovich, Sam(5) 100 Century Center Court Suite 650 San Jose, California 95112	9,000,000	34.4%	0	34.4%	0	Chairman, Chief Executive Officer
Jaye, Jamie(3) 2929 Hazelwood Garland, TX 75004	394,037	1.5%	0	1.5%	0
Kaplan, Ralph V., M.D.(1) Sadowsky, Naomi P., M.D. 139 East Broadway Roslyn, New York 11576	76,623.29%		76,623	0%	15,000
Kimble, John, W.(1) 4398 S.W. Anhinga Avenue Palm City, Florida 34990	53,425.20%		53,425	0%	30,000
Kleiser, Robert Joseph(1) 4004 Brandywine Point Blvd. Old Hickory, Tennessee 37138	21,332.08%		21,332	0%	12,000

Koesters Trust(1) Koesters, William J. 11979 Grandstone Lane Cincinnati, Ohio 45249	107,781.41%		107,781	0%	60.000
Kramer, Leo(1) Kramer, Lois 40 Fox Hill Road Fairfield, New Jersey 07004	39,165.15%		39,165	0%	21,993
Lau, Grant(1) 241 East Hooper Avenue Soda Springs, Idaho 83276	76,329.29%		76,329	0%	15.000
Lenahan, Linda Albamonte(1) 231 Lorraine Drive Berkley Heights, NJ (1)07922	26,329.10%		26,329	0%	15,000
Lueteritz, Debra(1) 20 Herrick Circle Pelham, New Hampshire 03076	55,602.21%		55,602	0%	31,678
Lucas, Thomas(1) FBO Thomas Lucas Rollover SEP IRA 13 Inwood Bluff San Antonio, Texas 31063	107,425.41%		107,425	0%	60,000
Maccollum Family Trust(1) Maxwell S. MacCollum 126 East Desert Park Lane Phoenix, AZ 85020	103,890.39%		103,890	0%	30,000
McDonnell, George A. and Elizabeth B.(1) 1174 Ramapo Valley Road Mahway, New Jersey 07430	53,041.20%		53,041	0%	30,000
McGee, Lawrence Stone III(1) 108 Pine Acres Drive Spartanburg, South Carolina 29307	205,836.79%		205,836	0%	45,000
Mullin, Thomas John, Jr.(1) 1192 Betsy Ross Place Bolingbrook, Illinois 60490	107,781.41%		107,781	0%	60,000
Munjal, Sumant(3) 4853 Ridgewood Drive Fremont, CA 94555	421,293	1.6%	0	1.6%	0
Murray, Alan John(1) 3540 Riverbend Road Birmingham, Alabama 35243	103,630.39%		103,630	0%	30,000
Powers, Alan(1) 1314 Cabrillo Ave Venice, CA 90291	50,000.19%		50,000	0%	0

Private Capital Group, LLC (4)(7) 1500 Broadway, Suite 2003 New York, New York 10036	7,800,000	29.8%	0	29.8%	0
Randall, William G.(1) 12301 S.W. 62nd Avenue Pinecrest, Florida 33156	26,712.10%		26,712	0%	15,000
Riberio, Alejandro(1) 1804 Stuart Street Brooklyn, New York 11229	16,027.06%		16,027	0%	9,000
Ritsch, James(1) 2128 High Point Drive Altoona, Wisconsin 54720	126,870.49%		126,870	0%	15,000
Rudnick, Jill(1) 49 Birch Hill Road Weston, Connecticut 06883	37,723.14%		37,723	0%	21,000
Santana, Nedy(2) 17 Fanchon Place, Apr. 1 Brooklyn, New York 11207	50,000.19%		50,000	0%	0
Saunders, Elizabeth(1) 3244 Lusitania Lane Indialantic, Florida 32903	53,890.21%		53,890	0%	30,000
Serikawa, Yoshihara(1) 1470 Ala Napunani Street Honolulu, Hawaii 96818	126,965.49%		126,965	0%	15,000
Shah, Art(1) 35 Springfield Court Parsippany, New Jersey 07054	51,965.20%		51,965	0%	15,000
Sheehan, Richard D.(1) 1421 East Campbell Avenue Campbell, California 95008	32,334.12%		32,334	0%	18,000
Shroder, Jerry A.(1) 1175 York Avenue New York, New York	21,496.08%		21,496	0%	12,000
Spencer, David R.(1) 3810 Grand Plantation Lane Missouri City, TX 77459	71,496.27%		71,496	0%	12,000
Stiehl, Walter, A.(1) 48 Puritan Road Somerville, MA 02145	51,870.20%		51,870	0%	15,000
Stransky, Larry W.(1) 7579 Fawn Meado Lane Cincinnati, Ohio 45241	53,890.20%		53,890	0%	30,000
Tang, Timothy(3) 3291 Stockton Place Palo Alto, CA 94303	408,793	1.6%	0	1.6%	0
Tanjeloff, Dennis(2) 185 Madison Avenue New York, New York 10016	50,000.19%		50,000	0%	0
Van Wagner, Roger Keith(1) Van Wagner, Darlene 7708 McIntyre Court Arvada, Colorado 80007	53,890.20%		53,890	0%	30,000
Wagner, Klaus Peter(1) 28 Bradford Road East Windsor, NJ 08520	53,890.20%		53,890	0%	30,000
Worldwide Gateway Limited(2)(8) Suite 4703, Central Plaza 18 Harbour Road Wanchai, Hong Kong	900,000	3.4%	200,000	2.7%	0

Total Number Shares:	26,141,928
Total Shareholders:	57

(6)  Don L. Rose, is the Chief Executive Officer, President and controlling shareholder of Global Media Fund, Inc.

(7)  Michael Wainstein, our Director and Treasurer, is the founder and controlling shareholder of Private Capital Group, LLC.

(8)  Andy Lai holds dispositive voting power over Worldwide Gateway Limited.

EnterConnect was not registering any shares of common stock on behalf of Kashyyk Capital, LLC and has removed that entity from the list of selling security holders.

4.
In regard to the sales of convertible debentures referenced in Note 6 to financial statements on page F-16, please tell us the relationship, if any, between those convertible securities and the proposed offering of shares by the selling shareholders.  Please address this transaction in full detail in this Selling Security Holder section, as applicable.

Note 6 to the financial statements has been revised as follows:

NOTE 6 -	CONVERTIBLE NOTES PAYABLE

From December 20, 2006, through February 28, 2007 the Company executed 10% convertible debentures aggregating approximately $2,113,000 with forty-four (44) individuals.  The holders were~~was~~ entitled, at their option, to convert the debentures, plus accrued interest, into shares of the Company’s common stock at $1.00 per share.  The Company was entitled to convert the Debentures into shares of common stock upon the occurrence of certain mergers and consolidations, the consummation of an offering of the Company's securities in the aggregate amount of $1,000,000 or upon the filing of a registration statement  at a conversion price of $1.00 per share. If not converted, the entire principal amount would~~shall~~ be due to the holder on the five year anniversary of the debenture with interest to be paid quarterly in cash or shares. The Company, upon consummation of the offering, converted the subscribers' debentures and unpaid interest into 2,266,112 shares of common stock.  In connection with the convertible debentures, the Company issued to these individuals an aggregate of 1,267,641 warrants with exercise prices of $2.00 per share on the first 422,547 warrants, $3.00 per share on the second 422,547 warrants, and $4.00 per share on the final 422,546 warrants.  These warrants are exercisable for a period of three years from the date of issuance. The fair value of the warrants issued using the Black-Scholes Option Pricing Model was $36,960.  The Black-Scholes Option Pricing Model had the following assumptions: Risk-free interest of 5.00%; Dividend yield 0.00%; Volatility of 265.73% and a warrant life of five (5) years. At March 31, 2007 all convertible note holders converted their debentures plus accrued and bonus interest into 2,266,112 shares of the Company’s common stock.

Plan of Distribution, page 13

7.	We note that the selling shareholders may engage in short sales of your common stock. Please confirm that you are aware of Corporation Finance Telephone Interpretation A.65.

We have been advised by EnterConnect that it is aware of Corporate Finance Telephone Interpretation A.65.

Executive Compensation, page 16

8.	Please update your disclosure herein to comply with the revised requirements as discussed in Commission release 33-8732A issued August 29, 2006 and effective November 6, 2006.

The disclosure regarding EnterConnect’s executive compensation has been revised as required in Commission Release No. 33-8732A as set forth in the table below.

Name and Principal Position	Year	Salary ($)	Bonus ($)	StockAwards ($) *	OptionAwards ($) *	Non-EquityIncentive PlanCompensation ($)	Nonqualified Deferred Compensation($)	All Other Compensation($)	Total ($)
Sam Jankovich, Chairman of the Board and Chief Executive Officer	2007	250,000	-0-	-0-	-0-	-0-	-0-	-0-	250,000
Michael Wainstein, Treasurer and Director	2007	83,333	-0-	-0-	-0-	-0-	-0-	-0-	83,333
Dean Galland, Chief Financial and Operating Officer	2007	250,000	-0-	-0-	-0-	-0-	-0-	-0-	250,000

Plan of Operations, page 30

9.
Please include, in specific detail, disclosure of a viable plan of operations for the next twelve months.  See Item 303(a)(i) of Regulation S-B.  Provide quantitative information regarding the capital needed by EnterConnect to fund the operations envisioned by its business plan for a period of twelve months from the desired effective date.  Disclose the minimum period of planned operations that EnterConnect will be able to fund, using its currently available sources of capital.  To the extent there is a deficiency in funds necessary to pursue the business plan for 12 months describe your plans to obtain the necessary capital, and describe the potential impact on your business plan if you are unable to obtain that capital.

The Plan of Operations has been revised as follows:

PLAN OF OPERATIONS

EnterConnect Inc. was incorporated in accordance with the laws of the State of Nevada to acquire, develop, market and sell EnterConnect™, a software program that provides document management, content management, collaboration, search and security (“EnterConnect”).  In November 2006, the Company commenced a Regulation D Offering of its securities to acquire the EnterConnect platform from Enterpulse, Inc., a Georgia corporation.  On December 21, 2006, the Company and Enterpulse consummated an Asset Purchase Agreement whereby the Company acquired the EnterConnect platform and certain related assets and personnel for the aggregate purchase price of $1,065,982.

EnterConnect's plan of operation over  the next twelve months following the date of this prospectus is to continue developing our website marketplace for Independent Software Vendors (ISVs), Systems Integrators (SIs), Value Added Resellers (VARs), and customers.  We have only recently commenced operation of our website at http://www.soaapps.com and have generated only limited revenue from partners participating in the partner program.  To continue active business operations we will need to engage in a number of product launch and post-launch activities including enhancing our software product to support the needs of our partners putting into place the necessary infrastructure to support our e-commerce operations, including order placement, secure payment, and delivery systems; creating a referral network to begin operations; training sales and marketing and customer service representatives; and formulating and implementing an aggressive marketing campaign to drive the customer base to our website.  We anticipate that these activities will require $4,500,000 of funding.  There can be no assurance that we will have raised sufficient funds or generate sufficient revenues to implement any of these procedures.

At June 30, 2007, EnterConnect's cash position was $1,936. An offering of EnterConnect's securities in July 2007, aggregated funds in the amount of $585,500.  At its current rate of expenditures, EnterConnect will only have cash available to maintain operations for approximately 3 months of operations. EnterConnect may seek to offer its securities in one or more public or private offerings to fund our operations for the next 12 months.  Such additional funds may not become available on acceptable terms, if at all, and there can be no assurance that any additional funding that we do obtain will be sufficient to meet our needs in the long term.  As discussed above, our audited financial statements at March 31, 2007, expressed substantial doubt about our ability to continue as a “going concern”.

In the event that we do not have sufficient funds necessary to fund our plan of operations for the next 12 months, we may be required to scale down our Sales and Marketing and Research and Development expense.

EnterConnect intends to generate revenues from sharing fees we collect from the partners doing business through the marketplace and from referral fees and partner storefront hosting fees.  Additionally, we intend to sell our EnterConnect Product Suite to marketplace partners and marketplace customers.  However, no assurance can be given that we will be able to we generate sufficient traffic to our website to sell these products or whether we can successfully market our products and services to our partners to can convince a sufficient number to participate, thereby reducing the overall value of the marketplace itself.  If we are unsuccessful at creating demand or enrolling sufficient partners onto the marketplace, it is unlikely we can operate profitably.

Research and Development

In September of 2007, we commenced the operation of our website for our marketplace.  In twelve months ending August 31, 2008, we plan to have completed several iterations of new releases of the website to increase functionality and to support anticipated partner and customer needs.  The next major release of the marketplace will include an upgrade of the product platform to BEA WebLogic 10.X along with analytic and operations support enhancements.  In addition to planned upgrades, the plan also acknowledges that partner and customer behavior patterns will drive additional research and development.  We also plan to utilize partner and third party solutions to augment marketplace capabilities to provide further value.  We expect to perform product analysis and selection activities during the next 12 months to integrate key components and capabilities to the marketplace.  If existing products do not provide the needed capabilities, we will incur additional Research and Development costs to build those capabilities ourselves.

Purchase or Sale of Equipment

We expect to continue to purchase laptops, desktops, and servers to support our ongoing operations.  In addition to onsite equipment, our delivery model relies on hosting facilities that reside outside of our company.  We expect to incur significant costs for hosting fees as our marketplace grows.  These fees will be offset with partner setup and hosting fees to minimize the expense to our company.

Personnel

During the next 12 months ending in August of 2008, we expect to add six additional full-time-employees  to support sales and development.  As needed, we expect to hire three sales representatives, two key software developers, and an executive assistant.  As needed, we also anticipate an increase in our use of offshore and contract resources to meet the needs of the operation.

Signatures

10.	Please have the person discharging the functions of the principal accounting officer or comptroller sign the registration statement in such capacity.

Dean Galland, the registrant’s Chief Financial Officer and person discharging the functions of the principal accounting officer, has executed the Registration Statement.

Should you have any questions or require any further information, please do not hesitate to contact the undersigned.

Very truly yours,

Levy & Boonshoft, P.C.

PC:
Encls.